Exhibit 99.1

31 August 2017

Motif Bio plc

(“Motif” or the “Company”)

Motif Bio to present at upcoming investor and scientific conferences

Motif Bio plc (AIM/NASDAQ: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announced today that the Company will present at the following conferences in September.

Rodman & Renshaw 19th Annual Global Investment Conference

September 10-12, 2017

New York, NY USA

Management will provide a corporate overview on Monday, September 11th at 11:15 AM ET.  The presentation will be webcast, available live, and as a replay in the Investors section of the Company’s website.

The conference is expected to feature approximately 200 public and private companies presenting their businesses to an audience of approximately 2,000 attendees.  Motif will also participate in one-on-one meetings during the event.

World Anti-Microbial Resistance Congress

September 14-15, 2017

Washington, DC USA

David Huang, MD, PhD, Chief Medical Officer of Motif Bio, will deliver the luncheon keynote address on September 15th.  His talk is entitled: Iclaprim: a well differentiated, targeted, potent and rapidly bactericidal antibiotic against multidrug resistant bacteria.

The congress provides a platform for change on both the scientific and economic sides of the antimicrobial resistance space, bringing the leaders from each area together to take steps toward finding collaborative solutions that optimize the best of both worlds. The event gathers key stakeholders from government, funding agencies, pharma, academia, hospitals, and payers.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Robert Dickey IV (Chief Financial Officer)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+1 (646)378-2938
Michael Gibralter	mgibralter@troutgroup.com

Notes to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA (methicillin-resistant Staphylococcus aureus). The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of acute bacterial skin and skin structure infections (ABSSSI), one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim is suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes, due to its underutilised mechanism of action, targeted spectrum of activity, low propensity for resistance development, fixed dose administration, clearance of inactive metabolites through the kidneys and favourable tolerability profile. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication and iclaprim has demonstrated initial evidence of efficacy in a Phase 2 trial in patients with HABP. Additionally, in a clinical study evaluating the tissue distribution of an IV dose of Iclaprim in relevant lung compartments, high concentrations were found in epithelial lining fluid and alveolar macrophages, achieving levels up to 20- and 40-fold higher, respectively, than in plasma. Iclaprim has been studied in an animal model of chronic pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Data will be presented at ID Week in October 2017. Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance of the NDA, iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of data exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.